Exhibit 4.3

TERM NOTE
$50,000,000    June 20, 2019

    Cincinnati, Ohio
FOR VALUE RECEIVED, PARK NATIONAL CORPORATION, a corporation organized under the laws of the State of Ohio, hereby promises to pay to the order of U.S. BANK NATIONAL ASSOCIATION (the “Bank”) at its main office in Cincinnati, Ohio, in lawful money of the United States of America in Immediately Available Funds (as such term and each other capitalized term used herein are defined in the Credit Agreement hereinafter referred to) on the Term Loan Termination Date the principal amount of FIFTY MILLION DOLLARS ($50,000,000) and to pay interest (computed on the basis of actual days elapsed and a year of 360 days) in like funds on the unpaid principal amount hereof from time to time outstanding at the rates and times set forth in the Credit Agreement.
This note is the Term Note referred to in the Credit Agreement dated as of May 18, 2016 entered into by and between the undersigned and the Bank, (as the same may be from time to time amended, restated or otherwise modified, the “Credit Agreement”). The maturity of this note is subject to acceleration upon the terms provided in said Credit Agreement.
In the event of default hereunder, the undersigned agrees to pay all costs and expenses of collection, including reasonable attorneys’ fees. The undersigned waives demand, presentment, notice of nonpayment, protest, notice of protest and notice of dishonor.
THE VALIDITY, CONSTRUCTION AND ENFORCEABILITY OF THIS NOTE SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF OHIO WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF, BUT GIVING EFFECT TO FEDERAL LAWS OF THE UNITED STATES APPLICABLE TO NATIONAL BANKS.
PARK NATIONAL CORPORATION
By: /s/ Brady T. Burt
Name: Brady T. Burt
Title: Chief Financial Officer